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                                                                       (a)(1)(L)
FOR IMMEDIATE RELEASE

                 NTT COMMUNICATIONS EXTENDS VERIO TENDER OFFER

TOKYO (June 30, 2000), NTT Communications Corporation today announced that the expiration date of its tender offer for all outstanding shares of common stock, par value $.001 per share, all outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, and certain warrants to purchase shares of common stock of Verio Inc. (NASDAQ: VRIO) has been extended until 12:00 midnight, New York City time, on Friday, July 14, 2000. The tender offer had been scheduled to expire at 12:00 midnight, New York City time, on Friday, June 30, 2000.

NTT Communications has been advised by Norwest Bank Minnesota, N.A., the Depositary for the tender offer, that as of June 29, 2000, approximately 43.13 million shares of Verio Inc. common stock, approximately 3.18 million shares of Verio Inc. preferred stock and approximately 1.21 million warrants to purchase shares of Verio Inc. common stock had been validly tendered and not withdrawn pursuant to the offer.

NTT Communications has received notice from the Committee on Foreign Investment in the United States (CFIUS) that CFIUS will commence an investigation of NTT Communications' proposed acquisition of Verio pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950. The only issues that NTT Communications is aware have been raised as part of the CFIUS review are requests by U.S. law enforcement agencies concerning law enforcement matters that relate to the Internet industry. NTT Communications believes that the proposed transaction does not raise national security concerns.

Under the Exon-Florio provisions, the investigation period can be as long as 45 days at which time the matter will be referred to the President for final action within 15 days of such referral. By the terms of the merger agreement between NTT Communications and Verio, and as permitted under the Exon-Florio provisions, NTT Communications may elect to waive the Exon-Florio closing condition and proceed with consummation of the offer prior to completion of the Exon-Florio investigation process.

For further information, please contact Morrow and Co., Inc. at (800) 566-9061.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone Corporation provides long distance international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT Communications' Arcstar services operate in about 50 countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.